Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Safeguard Scientifics, Inc.:

We consent to the use of our report dated February 12, 2003, except for Note 22 as to which the date is March 12, 2003, included in the Company’s annual report on Form 10-K for the year ended December 31, 2002, which has been incorporated herein by reference.

Our report dated February 12, 2003 on the consolidated financial statements of Safeguard Scientifics, Inc. and consolidated subsidiaries as of and for the year ended December 31, 2002, contains an explanatory paragraph that the company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002 and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 20, 2003